Exhibit 10.1

BRADY CORPORATION
6555 West Good Hope Road
Milwaukee, WI  53211

August 1, 2014

Michael Nauman

3615 Doral Drive

Little Rock, AR 72212

Dear Michael:

On behalf of Brady Corporation (“Brady” or the “Company”), I am pleased to offer you the position of President and Chief Executive Officer (“CEO”), reporting to the Company’s Board of Directors (the “Board”), working at the Company’s headquarters at 6555 West Good Hope Road in Milwaukee, Wisconsin.

Outlined below are the terms and conditions of your position with Brady.  In developing this offer, our goal has been to provide you with an attractive and competitive compensation package as you undertake your new position with Brady on or about August 4, 2014 (the “Employment Start Date”).

1.  Board Appointment.  You will be appointed to the Board upon your Employment Start Date.

2.  Base Salary. Your starting annual base salary will be $675,000.00, less applicable taxes, deductions and withholdings, paid bi-weekly.  Your annual base salary will be reviewed annually, commencing with the Company’s fiscal year beginning August 1, 2015, and may be changed in the discretion of the Board or Management Development and Compensation Committee (the “Committee”); however, such base salary shall not be lowered below $675,000.00.

3.  Incentive Compensation.  You are eligible to participate in Brady’s annual incentive program. Bonus awards are based on attainment of specified Company operating and financial goals, including sales growth, operating profit and net income growth. Your targeted annual incentive opportunity is 100% of base annual salary, with upside potential to 200% of this target (200% of base salary).  The first such payment for which you are eligible will be  based upon results and performance in fiscal year 2015.

4.  Sign-on Equity Award.  You will be entitled to receive an initial equity award in the form of Restricted Stock Units under the Brady Corporation 2012 Omnibus Incentive Stock Plan (the “Incentive Stock Plan”) with an aggregate award value of $1.5 million (the “Initial RSUs”).  The number of Initial RSUs shall be calculated based on the 30-day average NYSE closing price of Brady’s Class A Non-Voting Common Stock for the period ended on the last trading day prior to the Employment Start Date.  The Initial RSUs will vest in equal annual increments on the third, fourth and fifth anniversaries of the grant date.  The Initial RSUs will be granted upon hire and documented by separate agreement.

5.  Subsequent Equity Awards. Commencing with the fiscal year beginning August 1, 2014, you will be eligible for annual equity awards under the Incentive Stock Plan.  Fiscal year 2015 annual equity awards are scheduled to be made in September 2014, subject to the discretion of the Committee.  Your fiscal year 2015 annual equity award will have a grant date fair value of $1.8 million (the “Initial Annual Grant”), with fifty percent (50%) of such Initial Annual Grant in the form of options and fifty percent (50%) in the form of restricted stock units, and will be documented by separate agreements.  The terms and conditions of the Initial Annual Grant (including, without limitation, the form of award(s), vesting schedule, performance objectives, restrictive provisions, etc.) will be on terms and conditions similar to the annual long-term incentive awards granted to other senior executive officers of the Company at the time of such grants. The actual grant date value and form of any equity awards made thereafter during your employment with Brady shall be determined in the discretion of the Committee after taking into account the Company’s and your performance and other relevant factors. It is contemplated that the terms and conditions of annual grants (including, without limitation, the form of award(s), vesting schedule, performance objectives, restrictive provisions, etc.) will be on the same terms and conditions applicable to the annual long-term incentive awards granted to other senior executive officers of the Company at the time of such grants. All of such annual grants shall be subject to any applicable tax withholding or deductions.  You will have the opportunity to evaluate the future structure of the long-term incentives to ensure alignment with strategic priorities and shareholder value (subject to committee participation and approval).

6.  General Terms.  All grants hereunder shall be made pursuant to the Incentive Stock Plan and shall be subject to the terms and conditions of the Incentive Stock Plan, including, without limitation, Section 3.01 thereof (which provides that the number of shares underlying awards granted to any one person during a calendar year shall not exceed 500,000) and will contain restrictions relating to confidentiality, non-solicitation and non-competition.

7.  Clawbacks. All bonuses and equity grants are subject to Brady “clawback” policies as in effect from time to time, including any established under the Dodd-Frank Wall Street Reform.

8.  Stock Ownership. You will be required to own and hold, directly or indirectly shares equal to five times your base salary within five years of your Employment Start Date.  For this purpose, share ownership shall be determined in accordance with Brady’s corporate policies on share ownership.  No selling of company stock is allowed (other than as withholding or sale for taxes at your highest state and federal marginal tax rate) until the guideline has been satisfied.

9.  Benefits.  Brady offers an excellent package of employee benefits, which includes, retirement, medical, dental, vision, life insurance, and other programs. In addition, you will be eligible to participate in the benefit plans available to Brady’s executive officers, including Brady’s Matched 401(k) Plan, Funded Retirement Plan, Restoration Plan and Executive Deferred Compensation Plan. Please refer to benefit plan documents for eligibility. You will also participate in the current executive perquisite program, which for you will initially include an annual car allowance of $18,000, financial and tax planning up to $6,000 the first year of your employment and $3,000 annually thereafter, and participation in the Mayo executive physical program.  Of course, Brady may change its general benefits at any time.  However, the Company understands and agrees that your participation in the Mayo Clinic executive physical program is of utmost importance to you and shall not be eliminated or reduced during your employment.

The Company will reimburse you for reasonable legal fees incurred in connection with negotiating and reviewing this letter up to a maximum of ten thousand dollars ($10,000) (based on your attorney’s normal charges and upon providing Brady with documentation of the charges). This will be a taxable benefit to you.

You will be expected to travel in connection with your employment. Brady will reimburse you for reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies and you will be eligible to participate in the travel policy established by the Company generally for its senior management.

10.  Vacation and Holidays. You are eligible for vacation and holidays in accordance with Brady’s policy in effect for executive officers; provided, however, that upon your hire you will receive on an annual basis throughout the term of your employment five (5) documented weeks of vacation and one (1) additional week to use in your discretion.

11.  Relocation. This position shall be held in Milwaukee, Wisconsin and it is understood that you will be relocating to the Milwaukee area at or near the time of your start date although the relocation of other members of your family may not occur for an extended period of time. Brady will provide you with a temporary and interim housing expense/transportation allowance in accordance with the Brady Corporation Domestic Relocation Policy (the “Relocation Policy”) which will begin in August 2014, modified as follows:

(1)  It is agreed that you may initially utilize hotel accommodations or an apartment or other rental accommodation and will move some possessions to that location.  It is further agreed that you may subsequently move into a long-term apartment, with additional items moved from Little Rock, Arkansas.  Brady will cover the cost of these accommodations (up to 60 days) and pay for the related moving expenses in accordance with the Relocation Policy.

(2) When your family is prepared to move to the Milwaukee area, Brady will reimburse you for your moving expenses in accordance with its then existing Relocation Policy, less moving expenses previously reimbursed pursuant to (1) above.

12.  No Conflict with Prior Agreements.  As a condition of Brady’s obligations under this agreement, you must provide a written waiver of the terms of any applicable restrictive covenants with your former employer or any entity affiliated with your former employer that may be triggered by your employment by Brady.  The parties acknowledge that such waiver, in form agreeable to Brady, has been received.  By signing this offer letter, you represent that your employment with Brady shall not breach any agreement you have with any third party.

13.  Obligations. During your employment, you shall devote your full business efforts and time to Brady. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities or, with the consent of the Board, from serving on the boards of directors of companies that are not competitors to Brady, as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at Brady. Any outside activities must be in compliance with and approved if required by Brady’s Code of Ethics or Corporate Governance Principles.  Your current non-profit activities are the Museum of Discovery, Arkansas Science and Technology Authority, and Arkansas Stem Coalition and the Company hereby agrees that such activities do not materially interfere or conflict with your responsibilities to the Company.

14.  Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Brady, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Brady’s Lead Independent Director and you. Notwithstanding the foregoing, if your employment is terminated by Brady without Cause or you resign for Good Reason, Brady will pay you a severance benefit equal to two times the sum of your base salary and target bonus, payable in monthly installments over a two year period.  For this purpose, “Cause” means (i) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from physical or mental incapacity) after written demand for performance is given to you by the Company which specifically identifies the manner in which the Company  believes you have not substantially performed and a reasonable time to cure has transpired, (ii) your conviction of or plea of nolo contendere for the commission of a felony, or (iii) your commission of an act of dishonesty or of any willful act of  misconduct which results in or could reasonably be expected to result in significant injury (monetarily or otherwise) to the Company, as determined in good faith by the Committee.  “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 60 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current aggregate base salary and target bonus amount (other than pro rata reductions that also affect substantially all other similarly situated employees) without your prior written agreement; (2) the material diminution of your authority, duties or responsibilities as President and CEO of the Company without your prior written agreement; or (3) the relocation of your position with the Company to a location that is greater than 50 miles from Milwaukee, Wisconsin and that is also further from your principal place of residence, without your prior written agreement, provided that in all events the termination of your service with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason”.  In addition, Brady will provide you with a separate change in control agreement upon your employment with Brady providing that in the event of a qualifying termination within 24 months following a change in control, you will  receive two times your annual base salary, two times your target bonus, and a pro rata bonus for the year of termination based upon your target bonus for such year.  All severance benefits are conditioned on your signing a full release of any and all claims against Brady in a release form acceptable to Brady and commercially reasonable and standard within the community (within 60 days after your termination of employment or such shorter period as may be specified by the Company) after the termination of your employment and your not revoking such release pursuant to any revocation rights afforded by applicable law. Upon a termination of your employment, you hereby resign as of the date of such termination as a director and officer of Brady and its affiliates and subsidiaries and as a fiduciary of any of its or their benefit plans, and you agree to promptly execute and deliver upon such termination any document reasonably required by Brady to evidence the foregoing.

15.  Code Section 280G. Notwithstanding any provision of this Agreement to the contrary, in the event that you become entitled to receive payments or benefits under this Agreement or under any other plan, agreement or arrangement with the Company (all such payments and benefits being referred to herein as the “Total Payments”) and it is determined that any of the Total Payments will be subject to any excise tax pursuant to Code Section 4999, or any similar or successor provision (the “Excise Tax”), the Company shall pay you either (i) the full amount of the Total Payments or (ii) an amount equal to the Total Payments, reduced by the minimum amount necessary to prevent any portion of the Total Payments from being an “excess parachute payment” (within the meaning of Code Section 280G) (the “Capped Payments”), whichever of the foregoing amounts results in the receipt by you, on an after-tax basis, of the greatest amount of Total Payments notwithstanding that all or some portion of the Total Payments may be subject to the Excise Tax.  The determination as to whether and to what extent payments are required to be reduced in accordance with the preceding sentence shall be made at the Company’s expense.

16.  Code of Ethics and Brady Policies. Brady is committed to creating a positive work environment and conducting business ethically. As an employee of Brady, you will be expected to abide by the Company’s policies and procedures including Brady’s Code of Ethics and Brady’s Corporate Governance Principles. Brady requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Ethics Acknowledgment Form.

17.  Confidentiality.  During your employment with the Company, the Company will provide you with Confidential Information relating to the Company, its business and clients, the disclosure or misuse of which would cause severe and irreparable harm to the Company. You agree that all Confidential Information is and shall remain the sole and absolute property of the Company. Upon the termination of your employment with the Company for any reason, you agree to immediately return to the Company all documents and materials that contain or constitute Confidential Information, in any form whatsoever, including but not limited to, all copies, abstracts, electronic versions, and summaries thereof. You further agree that, without the written consent of the Board of Directors, you will not disclose, use, copy or duplicate, or otherwise permit the use, disclosure, copying or duplication of any Confidential Information of the Company, other than in connection with the authorized activities conducted in the course of your employment with the Company. You agree to take all reasonable steps and precautions to prevent any unauthorized disclosure, use, copying or duplication of Confidential Information.  For purposes of this Agreement, Confidential Information means any and all financial, technical, commercial or other information concerning the business and affairs of the Company that is confidential and proprietary to the Company.

18.  Noncompetition; Nonsolicitation.  You agree that during the time of your employment with Company, you will not, directly or indirectly, perform duties as or for a Competitor, or participate in the inducement of or otherwise encourage Company employees, clients, or vendors to currently and/or prospectively breach, modify, or terminate any agreement or relationship they have or had with Company.  In addition, for a period of 24 months following the termination of your employment with Company, you will not: (A) perform duties as or for a Competitor that are the same as or similar to the duties performed by you for the Company at any time during any part of the 24 month period preceding the termination of your employment with Company; or (B) participate in the inducement of or otherwise encourage Company employees, clients, or vendors to currently and/or prospectively breach, modify, or terminate any agreement or relationship they have or had with Company during any part of the 24 month period preceding the termination of your employment with Company. For purposes of the foregoing, a Competitor shall mean any corporation, person, firm or organization (or division or part thereof) engaged in or about to become engaged in research and development work on, or the production and/or sale of, any product or service which is directly competitive with one with respect to which you acquired Confidential Information by reason of your work with the Company.

19.  Non-Disparagement. You agree, other than with regard to employees in the good faith performance of your duties with the Company while employed by the Company, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or them or its or their business, business reputation or personal reputation. The Company will instruct its Chief Executive and the named executive officers of the Company, other than in the good faith performance of their duties to the Company or in connection with their fiduciary duties to the Company and applicable law, both during and for five (5) years after your employment with the Company terminates, not to knowingly disparage you in any manner likely to be harmful to you or your business reputation or personal reputation. This paragraph shall not be violated by statements from either party which are truthful, complete and made in good faith in required response to legal process or governmental inquiry. You also agree that any breach of this non-disparagement provision by you shall be deemed a material breach of this offer letter.

20.  Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and Brady with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Brady concerning those subject matters.

21.  Eligibility to Work in the United States. In order for Brady to comply with United States law, we ask that on your Employment Start Date you bring to Brady appropriate documentation to verify your authorization to work in the United States. Brady may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

22.  IRC 409A. This letter agreement is intended to comply with the provisions of Section 409A of the Internal Revenue Code (the “Code”) and shall be interpreted and administered accordingly.  If any provision or term of this Agreement would be prohibited by or inconsistent with the requirements of Section 409A of the Code, then such provision or term shall be deemed to be reformed to comply with Section 409A of the Code.  Each severance payment shall be treated as a separate and distinct “payment” for purposes of Code Section 409A.  Accordingly, any such payments that would otherwise be payable (i) within 2-½ months after the end of Brady’s taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, or (ii) within 2-½ months after your taxable year in which the right to payment is no longer subject to a substantial risk of forfeiture, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A.  Furthermore, any such payments paid after the Short Term Deferral Period which meet the conditions for the severance pay exception under Section 409A shall also be exempt from Section 409A.  A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of such “separation from service” of you, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

23.  Background Check. You represent that all information provided by you to Brady or its agents with regard to your background is true and correct.

24.  Choice of Law, Jurisdiction, Venue.  This letter and all disputes arising hereunder or relating hereto shall be governed by the internal laws of the state of Wisconsin, without regard to its conflict of laws principles.  EACH OF THE PARTIES HERETO (A) SUBMITS TO THE JURISDICTION OF THE STATE COURTS LOCATED IN THE COUNTY OF MILWAUKEE, WISCONSIN, U.S.A., OR THE U.S. FEDERAL DISTRICT COURT FOR THE EASTERN DISTRICT OF WISCONSIN WITH RESPECT TO ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER; (B) AGREES THAT ANY CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD OR DETERMINED ONLY IN SUCH COURT; (C) AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LETTER IN ANY OTHER COURT UNLESS OR UNTIL SUCH COURT HAS FINALLY REFUSED TO EXERCISE JURISDICTION; AND (D) WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT.

25.  Notices.  All notices and other communications under this letter shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Nauman:	Michael Nauman
3615 Doral Drive
Little Rock, AR 72212

If to Brady:	Brady Corporation
6555 West Good Hope Road
Milwaukee, Wisconsin 53223
Attention: CFO

We look forward to your joining Brady. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.

Sincerely,

/s/ Conrad G. Goodkind

Brady Corporation
Conrad G. Goodkind
Lead Independent Director

I accept this offer of employment with Brady Corporation and agree to the terms and conditions outlined in this letter.

/s/ Michael Nauman	August 1, 2014
Michael Nauman	Date

Enclosures

Cc: HR file